January 6, 2023

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Andi Carpenter and Ernest Greene

Re:    BorgWarner Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”)
Filed February 15, 2022
File No. 001-12162

Dear Ms. Carpenter and Mr. Greene:

This letter from BorgWarner Inc. (“we” or the “Company”) is in response to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2022, relating to the Company’s 2021 Form 10-K.

For your convenience, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response thereto.

Comment

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1.Please expand your discussion of your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Please revise your future annual and quarterly filings to provide the following:

•Expand your discussion of net sales to quantify how much of the increase in net sales was due to changes in volume, changes in selling prices and changes in product mix. Please also discuss and quantify the impact of market demand and favorable pricing including the impact of the recovery of global markets from the negative effects of COVID-19 on 2020 production. Given your increase of 46% in net sales from the year ended December 31, 2020, please quantify and explain how your supply chain constraints negatively impacted your net sales from period to period;

•Expand your discussion of gross profit to quantify the impact of the business factors that affected your gross profit including the impact of your higher warranty provision and increases in commodity and other costs. Please consider discussing the impact of product mix and raw material pricing and details of other costs that impacted your gross profit;

•Please enhance your disclosure throughout your MD&A to quantify the business reasons for the changes between periods in the significant line items of your statements of income. Please also enhance your disclosure to quantify the majority of the change in your significant line items, including the impact of offsetting factors where applicable. For example, selling, general and administrative expenses increased by $509.0 million from $951.0 million in 2020 to $1,460.0 million in 2021, however you have only quantified the increase of $200 million related to the acquisition of Delphi Technologies; and

•We note that you discussed the impact of inflation in greater detail in your earnings call for the quarterly period ended September 30, 2022. Please revise your discussion to describe and quantify how inflation has affected your revenues, costs and margins, explaining the relative effect of each. This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Response

The Company respectfully acknowledges the Staff’s comment. In response, our future quarterly and annual filings beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, will include enhanced discussion of our results of operations. This will include providing a more comprehensive and quantified discussion and analysis of the factors that impacted our results between comparative periods.

By way of illustration, we provide below an example of our enhanced comparative period disclosures for significant financial statement line items as if it had been included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2022. Please note that the Company considers a combination of volume, mix and net new business when evaluating performance and presenting results to the investment community. The Company currently estimates and reports how much of its sales were generated from changes in weighted average market production, which is further described in the example below, and how much of its sales were generated from its performance relative to that market production. The example below uses this same approach.

We have excluded disclosures relating to the three months ended September 30, 2022 from the illustrative example below; however, we will include enhanced comparative disclosures for all quarterly and year-to-date periods presented in future filings. Additionally, certain disclosures from the 2021 Form 10-K, such as the higher warranty provision due to an unfavorable settlement, are not included in the example as they were not applicable to the periods presented. Textual changes have been marked for your convenience (underlined text represents newly added disclosures).

Nine Months Ended September 30, 2022 vs. Nine Months Ended September 30, 2021

Net sales
Net sales for the nine months ended September 30, 2022 totaled $11,693 million, an increase of $510 million, or 5%, from the nine months ended September 30, 2021. The change in net sales for the nine months ended September 30, 2022 was primarily driven by the following:

•Favorable volume, mix and net new business increased sales approximately $751 million, or 7%. This increase was primarily driven by higher weighted average market production as estimated by the Company, which was up approximately 4% from the nine months ended September 30, 2021. The remaining increase primarily reflects the sales growth above market production, which the Company believes reflects higher demand for its products. Weighted average market production reflects IHS light and commercial vehicle production weighted for the Company’s geographic exposure, as estimated by the Company.
•Customer pricing increased net sales by approximately $395 million. This includes an increase of approximately $385 million related to recoveries from the Company’s customers of material cost inflation arising from non-contractual commercial negotiations with those customers and normal contractual customer commodity pass-through arrangements.
•Foreign currencies resulted in a year-over-year decrease in net sales of approximately $654 million primarily due to the weakening of the Euro, Korean Won and Chinese Renminbi relative to the U.S. Dollar.
•Acquisitions, primarily AKASOL, contributed $124 million in additional net sales in the nine months ended September 30, 2022. In December 2021, the Company sold its Water Valley, Mississippi manufacturing facility, which accounted for $137 million of net sales in the nine months ended September 30, 2021 that did not recur in 2022.

Cost of sales and gross profit
Cost of sales and cost of sales as a percentage of net sales were $9,425 million, or 80.6%, during the nine months ended September 30, 2022, compared to $8,953 million, or 80.1%, during the nine months ended September 30, 2021. The change in cost of sales for the nine months ended September 30, 2022 was primarily driven by the following:

•Higher sales volume, mix and net new business increased cost of sales by approximately $654 million.
•Cost of sales was also impacted by material cost inflation of approximately $467 million arising from non-contractual commercial negotiations with the Company’s suppliers and normal contractual supplier commodity pass-through arrangements. This impact was partially offset by $185 million of supply chain savings initiatives.
•Foreign currencies resulted in a year-over-year decrease in cost of sales of approximately $542 million primarily due to the weakening of the Euro, Korean Won and Chinese Renminbi relative to the U.S. Dollar.

Gross profit and gross margin were $2,268 million and 19.4%, respectively, during the nine months ended September 30, 2022 compared to $2,230 million and 19.9%, respectively, during the nine months ended September 30, 2021. The decrease in gross margin was primarily due to the cost of sales increases discussed above.

Selling, general and administrative expenses (“SG&A”)
SG&A for the nine months ended September 30, 2022 was $1,179 million as compared to $1,084 million for the nine months ended September 30, 2021. SG&A as a percentage of net sales was 10.1% and 9.7% for the nine months ended September 30, 2022 and 2021, respectively. The change in SG&A was primarily attributable to:

•Increased research and development (“R&D”) costs of $64 million. R&D costs, net of customer reimbursements, were 5.1% of net sales, for the nine months ended September 30, 2022, compared to 4.8% of net sales, for the nine months ended September 30, 2021. The increase in R&D costs, net of customer reimbursements, was primarily due to increasing net investment related to the Company’s electrification product portfolio.
•Increased administrative expenses, primarily IT, of $43 million.
•Decreased employee-related costs of $17 million, primarily related to incentive compensation.

Restructuring expense was $50 million and $143 million for the nine months ended September 30, 2022 and 2021, respectively, primarily related to employee benefit costs. Refer to Note 5 “Restructuring” to the Condensed Consolidated Financial Statements in Item 1 of this report for more information.

During 2022, the Company approved individual restructuring actions that primarily related to specific reductions in headcount. During the nine months ended September 30, 2022, the Company recorded $18 million related to these actions.

In February 2020, the Company announced a $300 million restructuring plan to address existing structural costs. During the nine months ended September 30, 2022 and 2021, the Company recorded $28 million and $81 million of restructuring charges related to this plan, respectively. Cumulatively, the Company has incurred $279 million of restructuring charges related to this plan. As of September 30, 2022 the plan is substantially complete, with any remaining restructuring costs expected to be incurred by the end of 2022. The resulting annual gross savings are expected to be in excess of $100 million and will be utilized to sustain overall operating margin profile and cost competitiveness.

Other operating expense, net was $26 million and $30 million for the nine months ended September 30, 2022 and 2021, respectively.

For the nine months ended September 30, 2022 and 2021, merger, acquisition and divestiture related expenses, net were $40 million and $36 million, respectively. The increase in 2022 was primarily related to professional fees associated with specific acquisition and disposition initiatives.

During the nine months ended September 30, 2022, the Company recorded a pre-tax gain of $24 million in connection with the sale of its interest in BorgWarner Romeo Power LLC (“Romeo JV”), in which the Company owned a 60% interest. Refer to Note 3, “Acquisitions,” to the Condensed Consolidated Financial Statements in Item 1 of this report for more information.

Other operating expense, net is primarily comprised of items included within the subtitle “Non-comparable items impacting the Company’s earnings per diluted share and net earnings” below.

Equity in affiliates’ earnings, net of tax was $29 million and $40 million for the nine months ended September 30, 2022 and 2021, respectively. This line item is driven by the results of the Company’s unconsolidated joint ventures.

Unrealized loss on equity securities was $27 million and $337 million for the nine months ended September 30, 2022 and 2021, respectively. This line item reflects the net unrealized gains or losses recognized due to recording the Company’s investments at fair value, and the 2021 amount was primarily related to the Company’s investment in Romeo Power, Inc. In the nine months ended September 30, 2022, the Company sold all of its remaining investment in Romeo Power, Inc. For further details, see Note 3, “Acquisitions,” to the Condensed Consolidated Financial Statements in Item 1 of this report.

Interest expense, net was $42 million and $75 million for the nine months ended September 30, 2022 and 2021, respectively. The decrease in interest expense, net was primarily due to the $20 million loss on debt extinguishment recorded in 2021 that related to the early repayment of the Company’s €500 million 1.800% senior notes settled on June 18, 2021.

Provision for income taxes was $252 million for the nine months ended September 30, 2022, resulting in an effective rate of 25%. This is compared to $149 million, an effective rate of 24%, for the nine-month period ended September 30, 2021.

During the nine months ended September 30, 2021, the Company recognized a $55 million tax benefit related to a reduction in certain unrecognized tax benefits and accrued interest for a matter in which the statute of limitations had lapsed. The Company also recognized a discrete tax benefit of $20 million related to an increase in its deferred tax assets as a result of an increase in the United Kingdom (“UK”) statutory tax rate from 19% to 25%. Further, the Company’s effective tax rate for the nine months ended September 30, 2021 included a net discrete tax benefit of $33 million, primarily related to changes to certain withholding rates applied to unremitted earnings. The effective tax rate was unfavorably impacted by $179 million of restructuring expenses and merger, acquisition and divestiture expenses, some of which were largely non-deductible for tax purposes. The Company recognized $22 million of tax benefit associated with these expenses in the nine months ended September 30, 2021.

* * *

We appreciate your consideration of this response. Should you have any questions or comments regarding our response, please feel free to contact me at (248) 754-0834.

Sincerely,

/s/ Kevin A. Nowlan
Kevin A. Nowlan
Executive Vice President and Chief Financial Officer

cc:	Frederic B. Lissalde, President and Chief Executive Officer